UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           January              , 2001
                 -------------------------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F [X]          Form 40-F [ ]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                   Desc, S.A. de C.V.
                                          ----------------------------------
                                                     (Registrant)



Date: February 8, 2001                    By /s/ Ernesto Vega Velasco
----------------------                       ---------------------------------
                                             (Signature)*
                                             Name: Ernesto Vega Velasco
                                             Title: Chief Financial Officer









* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX
                                  -------------


                                                                    Sequential
                     Item                                           Page Number
                     ----                                           -----------

1.     Press Release dated January 18, 2001, announcing the
       creation of Registrant's Executive Committee, the
       retirement of Registrant's Chief Financial Officer and
       the appointment of New Vice President.............................4


2.     Press Release announcing the Registrant's Preliminary
       Figures for the Fourth Quarter ended December 31, 2000............5















                                       3